UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 8K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

June 16, 2008
Date of Report (Date of earliest event reported)

1st NRG Corp

(Exact name of Registrant as specified in its Charter)

Delaware	0-266-0	22-3386947
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1730 LaBounty Rd.#213, Ferndale, WA 98248
(Address of principal executive offices) (Zip Code)

360-384-4390
(Registrants telephone number, including area code)

(Former name or former address, if changed since last report)

INFORMATION INCLUDED IN THIS REPORT

Section 5 Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On June 15, 2008 Erik S. Nelson was appointed as a Director of the Company.

Erik S. Nelson is the President of Coral Capital Partners, Inc., which provides management and consulting services to private and public companies. Mr. Nelson is a graduate of the University of Colorado Leeds School of Business with an emphasis in Finance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st NRG Corp.

Date: June 19, 2008

/s/E.D. Renyk
_____
E.D. Renyk, Assistant Secretary